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VIA EDGAR CORRESPONDENCE

January 14, 2021

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019

Dear Ms. Fettig:

We are writing in response to comments that you provided on January 5, 2021 with respect to the registration statement and financial statements filed on Forms N-CSR and N-CEN for the fiscal year ended July 31, 2020. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement and Forms N-CSR and N-CEN on its behalf. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

1.          Comment: The Staff notes that the Registrant filed a supplemental filing pursuant to Rule 497 under the Securities Act of 1933 (the “Securities Act”) on September 5, 2019. Please explain how the Registrant determines that the changes contained in a supplemental filing are appropriate for a filing made pursuant to Rule 497 instead of Rule 485(a) under the Securities Act.

Response: The Registrant notes that changes to certain Funds’ name, principal investment strategies and investment policies were implemented through a Rule 497 filing on September 5, 2019. The Registrant considered whether to file a supplemental filing pursuant to Rule 497 instead of Rule 485(a) under the Securities Act by applying a reasonableness standard with respect to the materiality of the supplemented information. The standard for whether a Rule 497 supplement will be sufficient typically is a question of judgment. The Registrant had determined that the changes to the Funds did not materially alter the nature of the Funds and warrant a post-effective amendment filing pursuant to Rule 485(a). The Registrant concluded, instead, that the changes could be properly implemented via a Rule 497 supplement.

2.          Comment: The Staff notes that certain series of the Registrant (each, a “Fund” and together, the “Funds”) may obtain exposure to bitcoin through Grayscale Bitcoin Trust (“GBTC”). Please confirm and include disclosure stating that the Funds’ investments in bitcoin are limited to 15% of total assets. Please also explain when the Funds’ registration statement filing was revised to include such disclosure and whether the Registrant considered making a filing made pursuant to Rule 485(a) under the Securities Act for these changes.

Response: We respectfully acknowledge your comment; however, we note that the Funds will treat their exposure to bitcoin consistent with their treatment of over-the-counter equity securities. Therefore, no changes have been made in response to the first portion of your comment. With respect to the second portion of your comment, the Registrant revised its registration statement filing to include disclosure related to GBTC in connection with its post-effective amendment filed on December 27, 2016. For the reasons discussed in response to Comment 1, the Registrant did not make a filing pursuant to Rule 485(a) under the Securities Act for these changes.

3.           Comment: The Staff notes that the “Management’s Discussion of Fund Performance” section of Form N-CSR for the ARK Autonomous Technology & Robotics ETF (“ARKQ”) states that ARKQ “invests in securities of autonomous technology and robotics companies that are relevant to the Fund’s investment theme of robotics and autonomous technology,” whereas ARKQ’s prospectus states that ARKQ invests in “autonomous technology and robotics companies that are relevant to the Fund’s investment theme of disruptive innovation” [Emphasis added]. Please reconcile this disclosure.

Response: The Form N-CSR will be revised in a future filing.

4.          Comment: For future filings made on Form N-CSR, with respect to any Fund that invests in a multi-class fund, please disclose in the “Schedule of Investments” section the class of shares held of other investment companies.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

5.          Comment: Please supplementally explain the composition of “Other Expenses” for The 3D Printing ETF (PRNT) and the ARK Israel Innovative Technology ETF (IZRL).

Response: The “Other Expenses” in the Statement of Operations for both PRNT and IZRL are for foreign custodial fees and expenses, which are excluded from the Management Fees and disclosed as such under the “Fund Fees and Expenses” table in each Fund’s prospectus.

6.          Comment: Please supplementally confirm that ARK Investment Management LLC (Adviser) is current with all payments to the Funds’ service providers.

Response: We hereby confirm that ARK Investment Management LLC is current with all payments to the Funds’ service providers.

7.          Comment: Please reconcile the list of exclusions from the Funds’ unitary fee structure with the list of exclusions in the Investment Advisory Agreement.

Response: We respectfully acknowledge your comment. We note that, while the list of exclusions contained in the registration statement differs from the list of exclusions contained in the Supervision Agreement, the exclusions in the Supervision Agreement that are not included in the registration statement have not been charged to the Funds since their respective inception dates.

8.           Comment: For future filings, please revise Item 4(c) of Form N-CSR to provide additional details on the nature of the services provided for tax fees.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

9.          Comment: Please confirm that the Registrant’s response to Item 4(e)(2)(c) of Form N-CSR is correct.

Response: We hereby confirm that the response to Item 4(e)(2)(c) will be corrected in future filings on Form N-CSR. The Registrant notes that the preapproval requirement is generally not waived.

10.        Comment: Please supplementally explain why Item 5 of Form N-CSR is not applicable. The Staff notes that Item 5 is applicable to audit committees of listed registrants, which exchange-traded funds fall under.

Response: We will revise Item 5 in future filings on Form N-CSR to state that the Registrant’s Board has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)) consisting of three Independent Trustees. Messrs. Chichester and Zack and Ms. DeRemer currently serve as members of the Audit Committee. Mr. Chichester is the Chairman of the Audit Committee.

11.        Comment: The Staff notes that the Form N-CEN filed for the reporting periods ending July 31, 2018 and July 31, 2019 do not include the name or the signature of the auditor. Please file an amended Form N-CEN for each of the two reporting periods to include either the name or the signature of the auditor.

Response: We hereby confirm that we will file an amended Form N-CEN for each of the two reporting periods to include either the name or the signature of the auditor.

12.         Comment: The Staff notes that the submission contact information on Form N-CEN is blank. Please complete the submission contact information for future filings.

Response: The submission contact information will be included in future filings made on Form N-CEN.

13.        Comment: Please supplementally explain why the Registrant responded “no” to Item B.7 of Form N-CEN. The Staff notes that the Item asks whether the Registrant is registered under the Securities Act.

Response: We will revise the response to Item B.7 in the Registrant’s next Form N-CEN filing.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai